4675 MacArthur Court, Suite 800
Newport Beach, California 92660 USA
949.437.1180 fax: 949.724.1459
J. Nathan Jensen
Vice President and General Counsel
www.cleanenergyfuels.com

VIA EDGAR

September 18, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Jennifer Thompson

Washington, D.C. 20549

RE:                          Clean Energy Fuels Corp.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 1-33480

Dear Ms. Thompson:

On behalf of Clean Energy Fuels Corp. (the “Company,” “we,” “us” or “our”), set forth below are the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s comment letter dated August 20, 2014.  The numbers of the responses and headings set forth below correspond to the numbered comments and headings in the August 20, 2014 letter from the Staff.  For convenience, the text of the Staff’s comments appears in italics in each item below.  Capitalized terms used but not defined in this letter have the meanings given to them in the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”).

Results of Operations, page 54

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

1.                                      We have reviewed your response to comment 3 in our letter dated July 8, 2014, noting that you excluded a period-to-period comparative description of income tax (expense) benefit for the periods presented since you determined it “was not necessary to understand the Company’s results of operations for the periods presented as a whole.” We note, however, that your result of operations discussion includes line items with less material amounts than your income tax (expense) benefit, including other income (expense), income (loss) from equity method investments, and income of your noncontrolling interest. We also note the significant changes in your valuation allowance disclosed in Note 12. Accordingly, please include a sufficiently detailed discussion and analysis of changes in your income tax (expense) benefit for the periods presented or provide us with further substantiation why you continue to believe no disclosure is necessary.

Response:

The Company acknowledges the Staff’s comment, however for the reasons set forth below, the Company respectfully submits that it continues to believe that a description of this component of its Consolidated Statements of Operations is not necessary to an understanding of the Company’s results of operations for the periods presented in the Form 10-K. In light of the Staff’s comments regarding this matter, however, the Company has determined that it will include a period-to-period comparative description of income tax (expense) benefit in its future filings with the Securities and Exchange Commission that require disclosure under Item 303 of Regulation S-K.

As noted in the Company’s letter to the Staff dated August 5, 2014, in evaluating the components of its operating results for purposes of preparing its period-to-period comparative disclosure, the Company considers the factors described in Instructions 1, 2 and 4 to Item 303(a) of Regulation S-K.  In applying these instructions and in line with the Staff’s release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (SEC Rel. No. 33-8350 (December 19, 2003)), the Company takes into account both quantitative factors, such as the amounts of each component of its Consolidated Statement of Operations, and qualitative factors that it believes may impact the relevance of each component to an investor’s or other reader’s understanding of the Company’s businesses as a whole.  To illustrate, if the Company determines that a component of its results of operations is material on either a quantitative or qualitative basis, then it would generally include a description of such component in its Results of Operations disclosure; on the other hand, if the Company determines that a component of its results of operations is not material quantitatively or qualitatively, then it would generally determine that a description of such component is not necessary.  This analysis can lead to the discussion of some line items that are quantitatively immaterial, but only when the Company determines, in its judgment, that such line items are material based on qualitative factors.

In this case, the Company evaluated its income tax (expense) benefit for the periods presented in the Form 10-K and determined, in its judgment, that the component was not material on either a quantitative or qualitative basis.  In making such determination, the Company considered that the quantitative amount of its income tax (expense) benefit was no more than 1.1% of its total revenue for any of the periods presented in the Form 10-K, and considered, among others, the following qualitative factors: the Company has not historically paid a significant amount of income taxes due to its significant losses; at December 31, 2013, the Company had approximately $320 million in net operating loss carryforwards that could be utilized against future earnings to eliminate the cash payment of income taxes; and the Company does not receive questions regarding its income taxes when it communicates with investors and analysts who follow the Company and its operating results.

In response to the Staff’s point regarding the changes in the Company’s valuation allowance disclosed in Note 12 to its consolidated financial statements, the Company respectfully advises the Staff that such changes are primarily driven by its losses incurred.  In addition, in 2013, the Company recognized a federal tax benefit of $34.5 million related to the exclusion of the alternative fuel credits (“VETC”) associated with fuel sales from 2006 through 2013.  The Company recognized this benefit in 2013 because Federal tax guidance was issued in 2013 that clarified that the VETC in excess of the Company’s fuel tax obligation could be excluded from taxable income.  This change and its impact on the Company’s valuation allowance is described in Note 12 to the Company’s financial statements included in the Form 10-K.  In addition, because the Company increased its federal deferred tax asset and corresponding valuation allowance by the same amount, the recognition of this federal tax benefit had no impact on the amount of the Company’s income tax (expense) benefit during the periods presented.

The Company acknowledges the Staff’s observation that its Results of Operations disclosure in the Form 10-K includes discussions of line items with amounts that are quantitatively less than the amount of its income tax (expense) benefit during the periods presented.  In accordance with the Company’s method of evaluating its operating results described above, the Company included comparative disclosure of these line items, even though they were not material on a quantitative basis, because it determined, in its judgment, that such disclosure may enhance a reader’s understanding of the Company’s operating results based on qualitative factors.  In making such determination, the Company considered, among others, the following qualitative factors relating to these components of its results of operations: a portion of one of the line items is included in the Company’s Adjusted EBITDA calculation, which investors and analysts follow and monitor; the Company often receives questions from investors and analysts regarding its renewable natural gas operations,  to which certain of these line items relate; and until it was sold in March of 2013, the Company often received questions from investors and analysts regarding its interest in its Peruvian joint venture.  Consequently, the Company believes that a discussion of these components of its operating results may be relevant to readers for qualitative reasons, even though the amounts involved were not quantitatively material.

Financial Statements and Supplementary Data, page 66

Notes to Consolidated Financial Statements, page 74

(1) Summary of Significant Accounting Policies, page 74

Revenue Recognition, page 78

2.                                      We have reviewed your response to comment 4 in our letter dated July 8, 2014. We note that you record an other current asset and revenue upon generation of LCFS and RIN credits. We further note that you generally sell these credits within a year after they are generated. Please address the following:

•                  Please tell us whether you utilize any of the LCFS and RIN credits you generate or whether they are all sold.

•                  Please tell us when you generally enter into an agreement to sell your LCFS and RIN credits. In doing so, tell us whether they are sold in advance of generation, at generation, upon receipt of the credits or held and sold in the open market within one year.

•                  Please tell us how you value the LCFS and RIN credits when recorded and how that value is determined. Please tell us how the amount recorded at generation differs from the amount you receive upon sale.

•                  Please tell us why you believe it is appropriate to record revenue at the time of generation as opposed to when delivered to buyers or upon a commitment to sell. Refer to paragraph 83 of Statement of Financial Accounting Concepts No. 5.

Response:

The Company respectfully advises the Staff that the Company does not utilize any of the LCFS and RIN credits (“credits”) that it generates; rather, the Company sells all credits to third parties.  The Company recognized $5.1 million of revenue from the sales of credits generated in the year ended December 31, 2013.  The Company also respectfully advises the Staff that all of the RIN credits it generated during 2013 were subject to a sales contract at the time of generation that specified the price to be paid for the credits.

The Company’s agreements to sell credits are generally entered into, or commitments are in place, prior to generation of the credits.  Contracts are negotiated to sell up to a certain quantity of credits generated at either a fixed price or weighted average index based price over the period the credits are generated.  Because contracts are in place with a fixed or determinable price, the Company recognizes the revenue that will result from sales under these contracts as the credits are generated, to ensure appropriate matching with the related cost that they are intended to mitigate.  The majority of the credits generated by the Company were covered by a contract at the time of their generation as of the end of each quarter during the Company’s 2013 fiscal year.  In instances where credits are generated during a period and an agreement to sell the credits is not in effect at the time of generation or by period end, the Company values the credits based on current market conditions for the credits.  The amount of credits generated for which a contract was not in place at the time of generation was less than one percent of total revenue and less than two percent of net loss in all periods presented in the Form 10-K, which is not material to the Company’s financial statements taken as a whole.

Although there is currently no authoritative accounting literature on accounting for emission allowances, the Company believes it is appropriate to record revenue from credits at the time of their generation when the Company has an agreement in place to sell the credits at a fixed or determinable price at the time of their generation.  Statement of Financial Accounting Concepts No. 5 (“CON5”) paragraph 83 provides guidance for recognizing revenues based on the revenues “(a) being realized or realizable and (b) being earned.”  In these instances, the Company believes revenues from sales of credits are realizable upon generation of the credits because a contract setting forth a fixed or determinable price for the credits and terms regarding volume and delivery of the credits is in effect at the time of generation.  Further, CON5 paragraph 83’s guidance states that “revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.” In these situations, the Company has substantially completed its required tasks to sell the credits upon their generation, as the remaining task to be performed after their generation — transferring the credits — does not require significant effort for or risk to the Company.  Although such amounts have not been material in prior periods, in future periods the Company will defer the revenue recognition on any credits that are not subject to a sales contract at period end until such time as the credits are subject to a sales contract.

Net Loss Per Share, page 80

3.                                      We have reviewed your response to comment 6 in our letter dated July 8, 2014. We note that you included the GE warrants in your earnings per share calculations because you intend to draw all amounts committed under the GE Credit Agreement. Please be advised that your intention to draw the amounts under the agreement does not appear to result in “no circumstance under which those shares would not be issued” since events could potentially occur where you would not or could not draw down on the GE Credit Agreement. Since it appears you have not satisfied the necessary conditions for the shares to be issued, we are unclear why inclusion of these shares is appropriate in your earnings per share calculation. Please advise.

Response:

In assessing the impact of the GE Warrant on the Company’s earnings per share (“EPS”) calculations, the Company considered the guidance outlined in Accounting Standards Codification (“ASC”) 260-10-45-12A through 45-13, which state the following:

“45-12A Contractual agreements (usually associated with purchase business combinations) sometimes provide for the issuance of additional common shares contingent upon certain conditions being met.  Consistent with the objective that basic EPS should represent a measure of the performance of an entity over a specific reporting period, contingently issuable shares should be included in basic EPS only when there is no circumstance under which those shares would not be issued and basic EPS should not be restated for changed circumstances.

45-13 Shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent).  Outstanding common shares that are contingently returnable (that is, subject to recall) shall be treated in the same manner as contingently issuable shares.  Thus, contingently issuable shares include shares that meet any of the following criteria:

a.              They will be issued in the future upon the satisfaction of specified conditions.

b.              They have been placed in escrow and all or part must be returned if specified conditions are met.

c.               They have been issued but the holder must return all or part if specified conditions are not met. “

The exercisability of the GE Warrant, which grants the holder the right to purchase shares of the Company’s common stock for little cash consideration (i.e., a penny warrant), is subject to certain contingencies that are required to be satisfied before the Company can draw on the loan commitment under the GE Credit Agreement.  These include conditions relating to the Company’s construction of two LNG plants (the “GE Plants”), such as, among others, the following: obtaining required insurance; submission of base case projections, drawdown schedules and budgets; submission of a project engineer’s report; obtaining necessary government approvals; submission of certain environmental assessment reports; and acquisition of sites for the GE Plants.

During 2013, the Company had assessed that there was 100% certainty that the shares underlying the GE Warrant would be issued.  This assessment was due to the following factors: (1) the conditions to the exercise of the GE Warrant were in the control of the Company and (2) the Company believed, based on facts available to it at the time, that (a) the conditions to the exercise of the GE Warrant could reasonably be satisfied by the Company, due in part to the Company’s experience with and understanding of the process of building LNG plants and its resulting assessment of an extremely low technological risk that the GE Plants could not be completed; (b) the natural gas heavy-duty truck market would soon adopt natural gas engines in a significant way, thereby creating a need for the GE Plants to supply the Company with LNG for any increased LNG sales that may result from such adoption; and (c) there was an insufficient supply of LNG in the United States to support the Company’s growth plans, including its America’s Natural Gas Highway initiative to build LNG stations across the country, such that the GE Plants would be necessary to provide the Company with an adequate supply of LNG to support such growth plans.

Based on the above factors, the Company believed that the construction of the GE Plants, to which the conditions to GE’s exercise of the GE Warrant relate, was critical to the long-term success of the Company.  Therefore, as of December 31, 2013, the Company had the continued intent to meet these conditions and draw down on the entire loan commitment under the GE Credit Agreement to fund the construction of the GE Plants, which would have permitted the full exercise of the GE Warrant and the issuance of the shares underlying the GE Warrant.  As a result, pursuant to the guidance in ASC 260-10-45-12A through 45-13, the Company had assessed that the probability was 100% that the contingencies to the exercise of the GE Warrant would be resolved, and therefore all 5 million shares underlying the GE Warrant were included the computation of Basic EPS.

During the third quarter of 2014, the Company reassessed the probability of the shares underlying the GE Warrant being issued as less than 100%.  The factors considered in this assessment included the following, all of which have reduced the Company’s forecasted LNG supply needs in the immediate future and have contributed to the Company’s belief that the GE Plants may not be necessary at this time: the adoption of natural gas engines in the heavy-duty truck market has been slower than expected; trucking companies have been employing a longer trial period to test natural gas engines than expected, which has delayed orders of new trucks with natural gas engines; the Company has been more successful than it expected in obtaining LNG supply from third-party providers; and a higher-than-expected percentage of the natural gas engines purchased to date have been CNG engines rather than LNG engines.  Although the Company continues to believe that it will need to secure, through its own plants or other means, additional supplies of LNG in the future in order to be successful, the Company has reassessed, based on the above and other factors, when it expects to need additional LNG supply.  As a result of this reassessment, the Company has decided to remove 4 million of the shares underlying the GE Warrant from its EPS calculations in the third quarter of 2014 and in subsequent periods.  The Company will continue to include 1 million of the shares underlying the GE Warrant in its calculation of weighted average shares outstanding, as 500,000 of such shares are issuable without condition and are currently exercisable, and an additional 500,000 of such shares will be issuable without condition even if the Company never draws on the loans under the GE Credit Agreement.

Although the Company believes the shares underlying the GE Warrant were properly included in its EPS calculations during its 2013 fiscal year, the Company has performed a materiality calculation in accordance with Staff Accounting Bulletin (“SAB”) 108 and SAB 99, Materiality, as if 4 million of the shares underlying the GE Warrant were not included in its EPS calculations for the fiscal years ended December 31, 2012 and 2013, and for the fourth quarter of 2012 and each quarter in 2013.  In each instance, the impact on the EPS calculation was in the range of less than 1% to 5%, with the exception of the six month period ended June 30, 2013 and the three month period ended December 31, 2013 where the impact was 5.9%.  In addition, the Company believes this matter is qualitatively immaterial to investors and analysts who follow the Company for the following reasons: (1) this change in EPS has no impact on the Company’s cash flow or the results of its operations; (2) if the shares underlying the GE Warrants had not been included in the EPS calculations, investors and analysts would have adjusted the weighted average shares outstanding number used in their EPS estimates accordingly, which would have resulted in the measurement of the Company’s results on the same relative basis as they were measured using a higher outstanding share number; (3) the conditions to the exercise of the GE Warrant and the issuance of the shares underlying such warrant, as well as the Company’s inclusion of all such shares in the Company’s EPS calculations, were disclosed in the Company’s financial statements included in its Form 10-K; and (4) based on the Company’s understanding, the investors and analysts who follow the Company do not measure the Company based on its current earnings.  Consequently, the Company believes that the inclusion of the shares underlying the GE Warrant is immaterial in all periods presented in the Form 10-K.

Acknowledgement:

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you should have any additional questions please contact me directly at (949) 437-1180.

Thank you for your consideration.

/s/ J. Nathan Jensen
J. Nathan Jensen
Vice President & General Counsel
Clean Energy Fuels Corp.

cc:                                Richard R. Wheeler, Chief Financial Officer

Steven G. Rowles, Esq., Morrison & Foerster LLP